Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Joint Proxy Statement/Prospectus of Williams Partners L.P. and Williams Pipeline Partners L.P. that is made part of the Registration Statement (Amendment No. 2 to Form S-4 No. 333-167417) of Williams Partners L.P. for the registration of common units representing limited partner interests and to the incorporation by reference therein of our reports dated February 23, 2010, with respect to the consolidated financial statements of Williams Pipeline Partners L.P., the effectiveness of Williams Pipeline Partners L.P.’s internal control over financial reporting, and the consolidated financial statements of Northwest Pipeline GP, all included in Williams Pipeline Partners L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
July 1, 2010